Av. Industrial 675 Lima Perú
Apartado 150
T 336 7070
F 336 8331
W www.ferreyros.com.pe

Exemption pursuant to Rule 12g3-2(b) 82-4567

Submission of: Other information

Lima, October 28th, 2005

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street N.W.
Washington D.C. 20549-1004
USA

Dear Sirs:

Please find attached our Financial Statements as of September 30th, 2005, and our management report for that period.

Sincerely yours,

Ferreyros S.A.
Patricia Gastelumendi Lukis
Gerente de División Finanzas

Ferreyros

DECLARACIÓN DE RESPONSABILIDAD

El presente documento contiene información veraz y suficiente respecto al desarrollo del negocio de Ferreyros S.A.A. durante el período terminado el 30 de septiembre del 2005. Los firmantes se hacen responsables por los daños que pueda generar la falta de veracidad o insuficiencia del contenido, dentro del ámbito de su competencia, de acuerdo a las normas del Código Civil..

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión
Y Sistemas

Víctor Astete Palma
Gerente División de Contraloría

Ferreyros

Para mayor información contactarse con:
Fiorella Amorrortu, Finanzas Corporativas
Teléfonos: (51-1) 3367070, anexo 4440
Email: famorrortu@ferreyros.com.pe

FERREYROS S.A.A.

INFORME DE GERENCIA POR EL TERCER TRIMESTRE DEL AÑO 2005

(Lima, Perú, 27 de octubre del 2005).- Ferreyros distribuidor de bienes de capital en el Perú, anuncia sus resultados financieros del tercer trimestre del 2005.

Las ventas al 30-09-05 ascendieron a S/. 727.1 millones, en comparación con S/. 646.4 millones del mismo periodo del año anterior, un incremento de 12.5%.

La utilidad neta al 30-09-05 ascendió S/ 18.8 millones en comparación con S/. 23.1 millones del mismo período del año anterior, una disminución de 18.4%, debido a que en el período enero a septiembre 2005 se registró una pérdida por diferencia de cambio por S/. 3.9 millones mientras que en el mismo período del 2004 se contabilizó un ingreso por REI de S/.17.2 millones. Como se puede observar en el anexo 1, la utilidad del período enero a septiembre del 2005 , antes de diferencia de cambio y/o REI, asciende a S/. 34.6 millones en comparación con S/. 18.3 millones del mismo período del año anterior, un incremento de 89.6%, generado en su mayor parte en el 3T 2005, gracias a un aumento de las ventas y de los márgenes brutos porcentuales así como a las medidas para reducir los gastos de operación, que empezaron a implementarse a partir del mes de julio.

A partir del 1° de enero del presente año, el ajuste integral de los estados financieros por inflación ha sido suspendido por disposición del Concejo Normativo de Contabilidad, razón por la cual durante el periodo enero a septiembre 2005 no se ha registrado Resultado por Exposición a la Inflación (REI).

A continuación se presentan las explicaciones de las variaciones más importantes entre los estados financieros de la Compañía correspondientes al tercer trimestre del 2005 y 2004. Para este propósito, algunas cifras del estado de ganancias y pérdidas han sido reclasificadas en los anexos 1 y 3 para mostrar, principalmente, las ventas por pedido directo como ventas y costo de ventas. En el estado de ganancias y pérdidas que se presenta a la Conasev y Bolsa de Valores de Lima se incluye en el rubro Otros Ingresos Operacionales solamente la utilidad bruta obtenida en dichas operaciones.

Ferreyros S.A.A. Ferreyros S.A.A.

INFORMACION FINANCIERA

ANALISIS DE LOS RESULTADOS DE LAS OPERACIONES

VENTAS NETAS.- Las ventas netas del tercer trimestre del 2005 ascendieron a S/. 274.7 millones, en comparación con S/. 174.7 millones del mismo período del año anterior, un incremento de 57.2 %. En conjunto, las ventas de productos principales (máquinas, motores, equipos, automotriz y unidades usadas) fueron superiores en 137.6% a las del tercer trimestre del año anterior (S/. 121.9 millones en el 3T 2005; 51.3 millones en el 3T del 2004), lo cual se explica por lo siguiente:

- Incremento de 291.0% en la venta de equipos Caterpillar (S/. 102.0 millones en el 3T del 2005; S/: 26.0 millones en el 3T del 2004) debido a importantes ventas de camiones mineros Caterplillar a clientes de la gran minería y a la demanda creciente de otros equipos Caterpillar por parte de clientes de la mediana minería y de empresas contratistas que efectúan trabajos de construcción y/o desarrollo para empresas de los diferentes sectores económicos.
- Disminución no significativa en la venta de equipos agrícolas de 2.1% (S/.6.1 millones en el 3T del 2005; S/. 6.2 millones en el 3T del 2004)
- Crecimiento de 35.9% en las ventas de la línea automotriz (S/. 7.3 millones en el 3T del 2005, S/. 5.4 millones en el 2T 2004), como producto de la demanda generada por la renovación del parque automotor.
- Disminución de 52.5% en las ventas de unidades usadas (S/. 6.4 millones en el 3T 2005, S/. 13.5 millones en el 3T 2005), debido a que ventas ya cerradas por S/. 5.7 millones no pudieron ser facturadas por encontrarse los equipos en proceso de reparación en los talleres de la compañía así como a algunos atrasos en las adquisiciones de unidades por parte de empresas constructoras, situación que se regularizará en los próximos meses, cuando culminen las licitaciones para la construcción de carreteras.

De otro lado, en el tercer trimestre del 2005, las ventas de repuestos y servicios fueron superiores en 25.6% a las del mismo período del año anterior (S/.147.9 millones en el 3T 2005; S/.117.8 millones en el 3T del 2004), debido a que las empresas de la gran minería, desde inicios del mes de julio, han aumentado significativamente el envío de componentes para su reparación en los talleres de la Compañía.

Por su parte, los ingresos por alquiler de equipos del 3T 2005 mostraron una disminución de 14.4% en comparación con los registrados en el mismo periodo del año anterior (S/. 4.8 millones el 3T 2005; S/. 5.6 millones en el 3T 2004). Esta reducción en las ventas del 3T 2005 se debe a que la Compañía alquiló a lo largo del 2004 una flota importante de equipos a una empresa encargada de realizar trabajos de desarrollo para el proyecto Camisea. Tanto la ejecución de los trabajos como el alquiler de los equipos terminaron en diciembre del 2004. Las unidades sobrantes de la flota de alquiler han sido transferidas para su venta al inventario de equipos usados.

Ferreyros S.A.A.

UTILIDAD EN VENTAS.- La utilidad en ventas del tercer trimestre del 2005 ascendió a S/. 60.8 millones, en comparación con S/. 36.9 millones del mismo período del año anterior, una incremento de 64.8%, originado principalmente por el incremento en las ventas de equipos caterpillar así como por la mayor venta de repuestos y servicio. En términos porcentuales el margen bruto del 3T 2005 es superior al del mismo período del año anterior (3T 2005, 22.2%; 3T 2004, 21.1%) debido al una mejora en los márgenes brutos de la mayoría de las líneas de venta.

GASTOS DE VENTA Y ADMINISTRACION.- Los gastos de venta y administración ascendieron en el tercer trimestre del 2005 a S/. 37.7 millones en comparación con S/. 33.0 millones del mismo período del año anterior, un incremento de 14.3 %. Este incremento es el resultado neto de las siguientes variaciones:

- Aumento de los gastos variables por mayores ventas del período.
- Disminución de la provisión para cobranza dudosa. Hasta el 31 de diciembre del 2004 la compañía registró provisiones importantes para cuentas de clientes que se encontraban en Indecopi. Gracias a una mejora en la calidad de la cartera, en los primeros tres trimestres del del 2005 se ha registrado una provisión para cobranza dudosa por un importe bastante menor que la del mismo período del año anterior.
- Incremento de gastos incurridos para mejorar los procesos técnicos y administrativos de la Compañía.

INGRESOS FINANCIEROS.- Los ingresos financieros del tercer trimestre del 2005 ascendieron a S/. 6.1 millones en comparación con S/. 3.5 millones del mismo período del año anterior, un incremento de 76.5%, producido básicamente por: i) mayores descuentos obtenidos por pronto pago a proveedores del exterior; ii) mayores intereses de ventas a plazo devengados en el período; y iii) aumento de intereses moratorios y de refinanciación de cuentas por cobrar a clientes.

GASTOS FINANCIEROS.- Los gastos financieros ascendieron a S/. 7.6 millones en el tercer trimestre del 2005 en comparación con S/.7.3 millones del mismo período del año anterior, un aumento de 3.8%, debido a: un aumento de los pasivos por S/ 37.0 millones (el pasivo promedio en el tercer trimestre del 2005 fue de S/. 448.4 millones, en comparación con S/ 411.5 millones del mismo período del año anterior) y a un incremento de las tasas de interés en el mercado internacional, lo cual ha aumentado el gasto financiero de algunas obligaciones de la Compañía con vencimiento a muy corto plazo.

PARTICIPACIÓN EN LOS RESULTADOS DE SUBSIDIARIAS.- En este rubro se registran las utilidades de subsidiarias reconocidas por el método contable de participación patrimonial. Los ingresos por este concepto ascendieron a S/.2.6 millones en el tercer trimestre del 2005, en comparación con S/. 2.9 millones registrados en el mismo período del año anterior, una disminución no significativa de S/. 0.3 millones.

OTROS INGRESOS (EGRESOS).-- En el tercer trimestre del 2005, en este rubro se registró un egreso neto de S/. 3.9 millones en comparación con un egreso neto de S/. 1.2 millones del mismo período del año anterior. En el 3T 2005, se incluyó en este rubro principalmente los siguientes conceptos: i) un egreso de S/. 3.7 millones por provisión para desvalorización de existencias, ii) un egreso de S/. 2.0 millones por provisión para desvalorización de activo fijo, iii) un ingreso neto de S/. 1.0 por resoluciones de contratos; y iii) otros ingresos netos por S/. 0.8 millones. Por otra parte en el tercer trimestre del 2005, se registró en este rubro, principalmente, los siguientes conceptos: i) un egreso de S/. 2.8 millones por provisión para desvalorización de existencias, y ii) un ingreso neto de S/. 2.0 millones por resoluciones de contrato; y iii) un egreso neto por S/. 0.4 millones por otros conceptos.

GANANCIA (PERDIDA) POR EXPOSICION A LA INFLACION (REI).-- Por Resolución No. 031-2004-EF/93.01, el Consejo Normativo de Contabilidad ha suspendido a partir del año 2005, el ajuste de los estados financieros para reconocer los efectos de la inflación. Por tal razón, el REI del 3T del 2005 incluye solamente pérdida en cambio por S/. 6.5 millones, mientras que el REI del 3T del 2004 por S/. 9.0 millones incluye: utilidad en cambio por S/. 9.6 millones, utilidad por ajuste por inflación del estado de ganancias y pérdidas por S/. 6.6 millones y pérdida por ajuste por inflación del balance general por S/. 7.2 millones.

PARTICIPACIONES E IMPUESTO A LA RENTA.- Las participaciones e impuesto a la renta al cierre del tercer trimestre del 2005 y 2004 han sido calculadas de acuerdo con normas tributarias y contables vigentes.

UTILIDAD NETA.- La utilidad neta del tercer trimestre del 2005 ascendió a S/. 8.3 millones en comparación con S/. 6.9 millones del mismo período del año anterior, un incremento de 19.8%, explicado por un incremento de la utilidad bruta y de los ingresos financieros; lo cual permitió cubrir la pérdida por diferencia de cambio, el aumento de los gastos de administración y ventas, el incremento de los gastos financieros, la disminución de la participación en los resultados de las subsidiarias, el aumento en otros egresos, así como aumentar la utilidad neta en S/. 1.4 millones en relación con la obtenida en el mismo periodo del año anterior..

ANALISIS DEL BALANCE GENERAL

Al 30-09-05, el total de pasivos ascendió a S/. 504.1 millones en comparación con S/. 440.4 millones al 30-09-04, un incremento de S/. 63.6 millones. Por otra parte, el total de activos al 30-09-05 ascendió a S/. 813.3 millones en comparación con S/. 734.7 millones al 30-09-04, un incremento neto de S/. 78.5 millones. Las principales variaciones de las cuentas del activo que explican este incremento son las siguientes:

a) Aumento neto de las Cuentas por Cobrar Comerciales (con vencimiento corriente y a largo plazo) por S/. 96.9 millones, como consecuencia de: i) aumento de S/. 63.3 millones por mayores ventas, ii) aumento de S/.40.6 millones por cartera en garantía devuelta por un patrimonio

fideicometido, transferida de Otras Cuentas por Cobrar a Cuentas por Comerciales; y iii) disminución de S/. 7.0 millones por incremento de la provisión para cobranza dudosa.

b) Disminución neta de Otras Cuentas por Cobrar por S/. 44.9 millones, que se explica por: i) una disminución de S/. 40.6 millones por cartera en garantía devuelta por un patrimonio fideicometido, transferida de Otras Cuentas por Cobrar a Cuentas por Cobrar Comerciales; ii) disminución de S/. 2.7 millones por aumento de la provisión para cuentas de cobranza dudosa; y iii) otras disminuciones por S/. 1.6 millones.

c) Aumento neto de Existencias por S/. 46.0 millones debido a: i) aumento neto de S/.56.7 millones por compras efectuadas en el período; ii) aumento neto de S/. 2.8 millones por transferencia de equipos de alquiler del activo fijo al inventario; iii) disminución de S/. 14.8 millones por incremento de la provisión para desvalorización de existencias; y v) otros aumentos por S/. 1.3 millones.

e) Disminución neta del Activo Fijo por S/. 6.0 millones, que se explica por las siguientes operaciones: i) aumento de S/. 25.6 millones por compras de equipos de alquiler; ii) disminución neta de S/. 2.8 millones por transferencia de equipo de alquiler del activo fijo al inventario; iii) disminución de S/.32.5 millones por aumento de la depreciación acumulada; iv) aumento de S/. 7.9 millones por compras de otros activos fijos; v) disminución de S/. 6.0 millones por aumento de la provisión para desvalorización de activo fijo; y vi) otros incrementos netos por S/. 1.8 millones.

f) Disminución neta de Inversiones en Valores por S/. 17.6 millones debido a las siguientes operaciones: i) aumento de S/. 10.9 millones por utilidades de subsidiarias reconocidas por el método de participación patrimonial; ii) disminución de S/. 21.4 millones por liquidación de una inversión en un patrimonio fideicometido; iii) disminución de S/. 6.4 millones por dividendos recibidos en efectivo de una subsidiaria, registrados previamente en el rubro Inversiones a través del método de participación patrimonial; y iv) otras disminuciones por S/. 0.7 millones.

LIQUIDEZ DE LA COMPAÑÍA

El ratio corriente al 30-09-05 es de 1.44, ligeramente superior que el ratio corriente de 1.4 al 30-09-04..

El ratio de apalancamiento financiero al 30-09-05 es 1.49, en comparación con 1.40 al 30-09-04.

La conformación de las obligaciones de la Compañía al 30 de septiembre 2005 se muestra en el anexo 4.

Ferreyros S.A.A.   Ferreyros s.a.a.

FERREYROS S.A.A. **ANEXO 1**

Estado de Ganancias y Pérdidas
(En miles de soles constantes)

	3T 05	%	2T 05	%	3T 04	%	3T 05/ 2T 05 %	3T 05/ 3T 04 %	Acumulado al 30-09-05	%	Acumulado al 30-09-04	%	Variación %
Ventas Netas	274,690 0	100.0	248,363 0	100.0	174,708	100.0	10.6	57.2	727,102	100.0	646,489	100.0	12.5
Costo de Ventas	-213,814	-77.8	-197,432	-79.5	-137,767	-78.9	8.3	55.2	-569,962	-78.4	-512,619	-79.3	11.2
Utilidad en ventas	**60,876**	22.2	**50,930**	20.5	**36,941**	21.1	**19.5**	**64.8**	**157,140**	21.6	**133,869**	20.7	**17.4**
Otros ingresos operacionales	0	-	0	-	0	0.0			0	0.0	0	0.0	
Utilidad Bruta	**60,876**	22.2	**50,930**	20.5	**36,941**	21.1	**19.5**	**64.8**	**157,140**	21.6	**133,869**	20.7	**17.4**
Gastos de Venta y Administración	-37,781	-13.8	-39,388	-15.9	-33,043	-18.9	-4.1	14.3	-114,153	-15.7	-110,744	-17.1	3.1
Utilidad en operaciones	**23,095**	8.4	**11,542**	4.6	**3,898**	2.2	**100.1**	**492.5**	**42,987**	5.9	**23,125**	3.6	**85.9**
Ingresos Financieros	6,102	2.2	5,825	2.3	3,458	2.0	4.7	76.5	16,534	2.3	13,461	2.1	22.8
Gastos Financieros	-7,632	-2.8	-7,275	-2.9	-7,353	-4.2	4.9	3.8	-21,678	-3.0	-21,197	-3.3	2.3
Participación en los resultados de subsidiarias y afiliadas	2,581 0	0.9	3,283 0	1.3	2,889	1.7	-21.4	-10.7	8,601	1.2	8,358	1.3	2.9
Otros ingresos (Egresos), neto	-3,958	-1.4	-3,830 0	-1.5	-1,240	-0.7	3.3	219.2	-11,805	-1.6	-5,481	-0.8	115.4
Utilidad antes de Resultado por exposición a la inflación	**20,188**	7.3	**9,546**	3.8	**1,651**	0.9	**111.5**	**1122.7**	**34,639**	4.8	**18,266**	2.8	**89.6**
Ganancia (Pérdida) por Exposición a la Inflación	-6,514	-2.4	939	0.4	8,957	5.1	-793.7	-172.7	-3,888	-0.5	17,237	2.7	-122.4
Utilidad antes de Participaciones e Impuesto a la Renta	**13,674**	5.0	**10,485**	4.2	**10,608**	6.1	**30.4**	**28.9**	**30,772**	4.2	**35,503**	5.5	**-13.3**
Participaciones	-1,122	-0.4	-840	-0.3	-786	-0.5	33.6	42.5	-2,508	-0.3	-2,616	-0.4	-4.1
Utilidad antes de Impuesto a la Renta	12,552	4.6	9,645	3.9	9,821	5.6	30.1	27.8	28,263	3.9	32,887	5.1	-14.1
Impuesto a la Renta	-4,229	-1.5	-3,150	-1.3	-2,875	-1.6	34.2	47.1	-9,425	-1.3	-9,812	-1.5	-3.9
Utilidad neta	**8,323**	3.0	**6,495**	2.6	**6,946**	4.0	**28.2**	**19.8**	**18,839**	2.6	**23,075**	3.6	**-18.4**

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

ANEXO 2

FERREYROS S.A.A.

Balance General (Expresado en miles de nuevos soles)

	30-sep-05	30-sep-04	Variación % 30-sep-05 / 30-sep-04
Caja y bancos	31,537	27,848	13.2
Cuentas por cobrar comerciales	201,998	98,111	105.9
Inventarios	210,942	164,923	27.9
Cuentas por cobrar vinculadas	7,583	8,150	-7.0
Otras cuentas por cobrar	26,051	70,922	-63.3
Gastos pagados por anticipado	2,377	2,996	-20.7
Activo Corriente	**480,488**	**372,951**	28.8
Cuentas por cobrar comerciales a largo plazo	24,204	31,139	-22.3
Otras cuentas por cobrar a largo plazo			
Inmueble, maquinaria y equipo			
Equipo de alquiler	90,152	80,067	12.6
Otros activos fijos	284,162	278,547	2.0
	374,314	358,614	4.4
Depreciación acumulada	-169,334	-147,590	14.7
Inmueble, maquinaria y equipo, neto	204,980	211,024	-2.9
Inversiones	94,450	112,092	-15.7
Otros activos no corrientes	9,213	7,566	21.8
Activo no Corriente	332,847	361,821	-8.0
Total Activo	**813,335**	**734,772**	10.7
Deuda de corto plazo	112,298	125,816	-10.7
Otros pasivos corrientes	221,193	140,866	57.0
Pasivo corriente	**333,491**	**266,682**	25.1
Deuda de largo plazo	170,592	173,745	-1.8
Total Pasivo	**504,083**	**440,427**	14.5
Ganancias diferidas	9,242	5,658	63.3
Impuesto a la renta diferido			
Patrimonio	**300,010**	**288,687**	3.9
Total Pasivo y Patrimonio	**813,335**	734,772	10.7
Otra informacion Financiera			
Depreciación y amortización (cifras acumuladas al cierre de cada periodo)	25,137	24,732	
UAIDA	**81,454**	**64,195**	
Ratios Financieros			
Ratio corriente	1.44	1.40	
Apalancamiento Financiero	1.49	1.40	
Valor contable por acción	1.24	1.41	

Ferreyros S.A.A.

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

ANEXO 3

FERREYROS S.A.A

Ventas netas por Area de Operaciones
(En miles de soles constantes)

	3T 05	%	2T 05	%	3T 04	%	3T 05/ 2T 05 %	3T 05/ 3T 04 %	**Acumulado al 30-9-2005**	**%**	**Acumulado al 30-9-2004**	**%**	**Variación %**
Caterpillar:													
Gran mineria	33,590	12.2	46,805	18.8	3,411	2.0	-28.2	884.7	113,012	15.5	117,170	18.1	-3.5
Otros	68,438	24.9	49,204	19.8	22,681	13.0	39.1	201.7	148,444	20.4	71,081	11.0	108.8
	102,028	37.1	96,009	38.7	26,092	14.9	6.3	291.0	261,456	36.0	188,251	29.1	38.9
Equipos agrícolas	6,146	2.2	6,534	2.6	6,279	3.6	-5.9	-2.1	20,755	2.9	19,263	3.0	7.7
Automotriz	7,376	2.7	7,504	3.0	5,427	3.1	-1.7	35.9	22,102	3.0	12,803	2.0	72.6
Unidades usadas	6,430	2.3	11,035	4.4	13,546	7.8	-41.7	-52.5	25,749	3.5	30,963	4.8	-16.8
	121,979	44.4	121,082	48.8	51,344	29.4	0.7	137.6	330,063	45.4	251,280	38.9	31.4
Repuestos y servicios	147,908	53.8	123,305	49.6	117,755	67.4	20.0	25.6	385,148	53.0	378,555	58.6	1.7
Alquileres	4,802	1.7	3,976	1.6	5,609	3.2	20.8	-14.4	11,891	1.6	16,654	2.6	-28.6
Total	274,690	100.0	248,363	100.0	174,708	100.0	10.6	57.2	727,102	100.0	646,489	100.0	12.5

Distribución porcentual de las ventas de la compañía por sectores económicos:

	Acumulado al 30-09-2005
Minería	70.8%
Construccion	13.6%
Pesca	3.1%
Agricultura	2.9%
Gobierno	1.2%
Transporte	2.2%
Industria	2.1%
Otros	4.1%
Total	100.0%

Ferreyros S.A.A.

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

FERREYROS S.A.A. **ANEXO 4**

Conformación del Pasivo al 30 de setiembre del 2005
(En miles de US dólares)

	Total	Pasivo Corriente	Pasivo a Largo Plazo: Parte corriente	Pasivo a Largo Plazo: Largo Plazo
Bancos	30,471	22,495	2,827	5,149
Papeles Comerciales	-			
Proveedores:				
Caterpillar	24,524	24,524		
Otros	9,173	9,048	125	
Bonos corporativos	45,000		15,000	30,000
Caterpillar Financial Services	25,375		9,525	15,850
Otros pasivos	16,154	16,154		
Total	150,697	72,221	27,477	50,999

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

DATOS GENERALES DE LA EMPRESA

	Llenar los siguientes datos:	Observaciones
RPJ :	B60001	Ingresar a 6 digitos
Ejercicio:	2005	Ingresar 4 digitos como maximo
Tipo de Informacion:	TI	Si es Trimestral Individual ingresar TI, si es Trimestral Consolidada ingresar **TC**
Periodo:	3	Ingresar : 1 si es 1er trimestre, 2 si es 2do trimestre, 3 si es 3er trimestre, 4 si es 4to trimestre
Denominacion de la empresa:	FERREYROS S.A.A.	Ingresar con letras MAYUSCULAS
CIIU :	5150	Ingresar 4 digitos como maximo
E-mail 1 :	contralo@ferreyros.com.pe	Asegurese de ingresar el e-mail, con "@" y sin espacios en blanco.Ejemplo: mvnet@conasevnet.gob.pe
E-mail 2 :	bchauca@ferreyros.com.pe	Asegurese de ingresar el e-mail, con "@" y sin espacios en blanco.Ejemplo: mvnet@conasevnet.gob.pe
Pagina Web :	www.ferreyros.com.pe	Ejemplo: www.conasevnet.gob.pe
Factor de Reexpresion del Balance General :	1	Ingresar el dato a 3 decimales sin considerar el punto decimal. Ejemplo: si se quiere ingresar 1.230 se digitará: 1230
Moneda	Nuevos Soles	Elegir la moneda
E. de Flujos de Efectivo	Método Directo	Señalar que método utilizó para preparar el Estado de Flujos de Efectivo

ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19010

FERREYROS S.A.A.
Balance General
Al 30 de Setiembre del año 2005 y 31 de Diciembre del año 2004
(En miles de nuevos soles)

Activo	Notas	Al 30 de Setiembre 2005	Al 31 de Diciembre 2004
Activo Corriente			
Caja y Bancos	0	31,537	24,041
Valores Negociables (neto de provisión acumulada)	0	0	0
Cuentas por Cobrar Comerciales (neto de provisión acumulada)	2	201,998	101,903
Cuentas por Cobrar a Vinculadas	0	7,583	5,220
Otras Cuentas por Cobrar (neto de provisión acumulada)	0	26,051	58,127
Existencias (neto de provisión acumulada)	3	210,942	204,088
Activos por Instrumentos Financieros Derivados	0	0	0
Gastos Pagados por Anticipado	0	2,377	2,220
Total Activo Corriente		480,488	395,599
Activo No Corriente			
Cuentas por cobrar comerciales a largo plazo	2	24,204	30,620
Cuentas por Cobrar a Vinculadas a Largo Plazo	0	0	0
Otras Cuentas por Cobrar a Largo Plazo	0	0	0
Existencias	0	0	0
Inversiones Permanentes (neto de provisión acumulada)	0	94,450	93,597
Activos por Instrumentos Financieros Derivados	0	0	0
Inversiones en Inmuebles	0	0	
Inmuebles, Maquinaria y Equipo (neto de depreciación y desvalorización acumulada)	4	204,980	216,005
Activos Intangibles (neto de amortización y desvalorización acumulada)	0	647	745
Impuesto a la Renta y Participaciones Diferidos Activo	0	8,566	7,140
Crédito Mercantil	0	0	0
Otros Activos	0	0	0
Total Activo No Corriente		332,847	348,107
TOTAL ACTIVO		813,335	743,706

Pasivo y Patrimonio	Notas	Al 30 de Setiembre 2005	Al 31 de Diciembre 2004	Codigo
Pasivo Corriente				
Sobregiros Bancarios	0	731	1,098	1D0306
Préstamos Bancarios	0	75,246	19,082	1D0307
Cuentas por Pagar Comerciales	0	112,298	130,890	1D0302
Cuentas por Pagar a Vinculadas	0	8,697	4,537	1D0303
Otras Cuentas por Pagar	0	44,611	37,014	1D0304
Parte Corriente de las Deudas a Largo Plazo	0	91,908	74,057	1D0305
Pasivos por Instrumentos Financieros Derivados	0	0	0	1D0308
Total Pasivo Corriente		333,491	266,678	1D03ST
Pasivo No Corriente				
Deudas a largo plazo	0	170,592	179,888	1D0401
Cuentas por pagar a vinculadas	0	0	0	1D0402
Pasivos por Instrumentos Financieros Derivados	0	0	0	1D0405
Ingresos Diferidos (netos)	0	9,242	3,980	1D0403
Impuesto a la Renta y Particip.Diferidos Pasivo	0	0	0	1D0404
Total Pasivo No Corriente		179,834	183,868	1D04ST
Total Pasivo		513,325	450,546	1D040T
Contingencias	0			1D0501
Interés minoritario	0	0	0	1D0502
Patrimonio Neto				
Capital	6	266,178	251,550	1D0701
Capital adicional	0	0	0	1D0702
Acciones de Inversión	0	0	0	1D0703
Resultados no realizados	0	0	0	1D0708
Excedente de Revaluación	0	8,708	10,267	1D0704
Reservas Legales	0	6,285	3,529	1D0705
Otras Reservas	0	0	0	1D0706
Resultados Acumulados	6	18,839	27,814	1D0707
Efecto acumulado por reexpresión a moneda extranjera	0	0	0	1D0709
Total Patrimonio Neto		300,010	293,160	1D07ST
TOTAL PASIVO Y PATRIMONIO NETO		813,335	743,706	1D070T

ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 10015

FERREYROS S.A.A.
Estado de Ganancias y Pérdidas
Por los periodos terminados al 30 de Setiembre del año 2005 y 2004
(En miles de nuevos soles)

Codigo		Notas	Por el Trimestre especifico del 1 de Julio al 30 de Setiembre de 2005	Por el Trimestre especifico del 1 de Julio al 30 de Setiembre de 2004	Por el Periodo acumulado del 1 de Enero al 30 de Setiembre de 2005	Por el Periodo acumulado del 1 de Enero al 30 de Setiembre de 2004
	Ingresos Operacionales					
2D0101	Ventas Netas (ingresos operacionales)	9	248,842	172,490	697,834	641,270
2D0102	Otros Ingresos Operacionales	0	3,061	521	3,642	817
2D01ST	**Total de Ingresos Brutos**		**251,903**	**173,011**	**701,476**	**642,087**
2D0201	Costo de Ventas (Operacionales)	0	-191,027	-136,070	-544,336	-508,218
2D0202	Otros costos operacionales	0	0	0	0	0
2D0203	**Total Costos Operacionales**		-191,027	-136,070	-544,336	-508,218
2D02ST	**Utilidad Bruta**		**60,876**	**36,941**	**157,140**	**133,869**
	Gastos Operacionales					
2D0302	Gastos de Ventas	0	-21,510	-18,700	-66,583	-67,998
2D0301	Gastos de Administración	0	-16,271	-14,343	-47,570	-42,746
2D0303	Provisión por perdidas por desvalorización de activos	0	0	0	0	0
2D03ST	**Utilidad Operativa**		**23,095**	**3,898**	**42,987**	**23,125**
	Otros Ingresos (gastos)					
2D0401	Ingresos Financieros	0	3,454	3,458	16,534	13,461
2D0402	Gastos Financieros	0	-11,498	-7,353	-25,545	-21,197
2D0406	Participación en los resultados de subsidiarias y afiliadas bajo el método de participación patrimonial	0	2,581	2,889	8,601	8,358
2D0407	Ganancia o pérdida por instrumentos financieros derivados	0	0	0	0	0
2D0403	Otros Ingresos	0	0	0	0	0
2D0404	Otros Gastos	0	-3,958	-1,240	-11,805	-5,481
2D0408	Efecto acumulado por cambios en las políticas contables	0	0	0	0	0
2D0405	Resultado por Exposición a la Inflación	0	0	8,957	0	17,237
2D04ST	**Resultado antes de Gastos Extraordinarios, Participaciones y del Impuesto a la Renta**		**13,674**	**10,609**	**30,772**	**35,503**
2D0501	Participación de los trabajadores corrientes y diferidos	0	-1,122	-788	-2,508	-2,616
2D0502	Impuesto a la Renta corriente y diferido	0	-4,229	-2,875	-9,425	-9,812
2D05ST	**Resultado antes de Gastos Extraordinarios**		**8,323**	**6,946**	**18,839**	**23,075**
2D0602	Gastos Extraordinarios (neto de participaciones e impuesto a la renta)	0	0	0	0	0
2D06ST	**Resultado antes de Interes Minoritario**		**8,323**	**6,946**	**18,839**	**23,075**
2D0701	Interés Minoritario	0	0	0	0	0
2D07ST	**Utilidad (Perdida) Neta del Ejercicio**		**8,323**	**6,946**	**18,839**	**23,075**
2D0801	Dividendos de acciones Preferentes	0	0	0	0	0
2D08ST	**Utilidad (Pérdida) Neta atribuible a los accionistas no preferentes**		**8,323**	**6,946**	**18,839**	**23,075**
2D0901	Utilidad (pérdida) básica por acción común	8	0.034000	0.029000	0.078000	0.095000
2D0902	Utilidad (pérdida) básica por acción de inversión		0.000000	0.000000	0.000000	0.000000
2D0903	Utilidad (pérdida) diluida por acción común		0.000000	0.000000	0.000000	0.000000
2D0904	Utilidad (pérdida) diluida por acción de inversión		0.000000	0.000000	0.000000	0.000000

ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

ferreyros s.a.a.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 18815

FERREYROS S.A.A.
Estado de Flujos de Efectivo
Por los periodos terminados al 30 de Setiembre del año 2005 y 2004
(En miles de nuevos soles)

	Notas	Del 1 de Enero de 2005 al 30 de Setiembre de 2005	Del 1 de Enero de 2004 al 30 de Setiembre de 2004
ACTIVIDADES DE OPERACIÓN			
Cobranza (entradas) por:			
Venta de bienes o servicios e ingresos operacionales	0	593,164	613,442
Honorarios y comisiones	0	2,945	992
Intereses y rendimientos (no incluidos en la actividad de inversión)	0	6,678	7,410
Dividendos (no incluidos en la actividad de inversión)	0	0	0
Regalías	0	0	0
Otros cobros de efectivo relativos a la actividad	0	13,112	4,694
Menos pagos (salidas) por:			
Proveedores de bienes y servicios	0	-589,461	-530,235
Remuneraciones y beneficios sociales	0	-85,284	-69,887
Tributos	0	-8,745	-14,459
Intereses y rendimientos (no incluidos en la actividad de financiamiento)	0	0	0
Regalías	0	0	0
Otros Pagos de efectivo relativos a la actividad	0	2,154	-1,495
Aumento (Disminución) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Operación		**-65,437**	**10,462**
ACTIVIDADES DE INVERSIÓN			
Cobranza (entradas) por:			
Venta de valores e inversiones permanentes	0	0	0
Prestamos a vinculadas	0	0	0
Venta de inmuebles, maquinaria y equipo	0	6,913	1,831
Venta de activos intangibles	0		0
Intereses y rendimientos	0	0	0
Dividendos	0	4,886	1,808
Otros cobros de efectivo relativos a la actividad	0	1,261	1,373
Menos pagos (salidas) por:			
Compra de valores e inversiones permanentes	0	0	-183
Prestamos otorgados a vinculadas	0	0	0
Compra de inmuebles, maquinaria y equipo	0	-4,176	-5,610
Compra y desarrollo de activos intangibles	0	0	-149
Otros pagos de efectivo relativos a la actividad	0	0	0
Aumento (Disminución) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Inversión		**8,884**	**-930**
ACTIVIDADES DE FINANCIACION			
Cobranza (entradas) por:			
Aumento de sobregiros bancarios	0	-367	0
Aumento de prestamos bancarios	0	0	0
Emisión de acciones o nuevos aportes	0	0	0
Venta de acciones en tesorería	0	0	0
Recursos obtenidos por emisión de valores u otras obligac. Largo plazo	0	228,866	87,583
Otros cobros de efectivo relativos a la actividad	0	32,430	655
Menos pagos (salidas) por:			
Amortización o pago de sobregiros bancarios	0	0	-66
Amortización o pago de préstamos bancarios	0	0	0
Amortización o cancelación de valores u otras obligaciones de largo plazo	0	-163,392	-92,230
Recompra de acciones propias (acciones en tesorería)	0	0	0
Intereses y rendimientos	0	-21,501	-22,804
Dividendos	0	-11,986	-9,128
Otros pagos de efectivo relativos a la actividad.	0	0	0
Aumento (Dism) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Financiamiento		**64,050**	**-35,990**
Aumento (Disminución) Neto de Efectivo y Equivalente de Efectivo		**7,496**	**-26,458**
Saldo Efectivo y Equivalente de Efectivo al Inicio del Ejercicio	0	24,041	37,069
Resultado por Exposición a la Inflación	0	0	17,237
Saldo Efectivo y Equivalente de Efectivo al Finalizar el Ejercicio		**31,537**	**27,848**

ferreyros s.a.a.
VICTOR ASTETE PALMA

ferreyros s.a.a.
CPC BERNARDO CHAUCA QUISPE

FERREYROS S.A.A.
Estado de Flujos de Efectivo
Por los periodos terminados al 30 de Setiembre del año 2005 y 2004
(En miles de nuevos soles)

	Notas	Del 1 de Enero de 2005 al 30 de Setiembre de 2005	Del 1 de Enero de 2004 al 30 de Setiembre de 2004
CONCILIACIÓN DE LA UTILIDAD NETA CON EL EFECTIVO NETO PROVENIENTE DE ACTIVIDADES DE OPERACIÓN			
Utilidad (Pérdida) neta del Ejercicio	0	18,839	23,075
Más :			
Ajustes a la Utilidad (Pérdida) del Ejercicio	0	0	0
Provisión de cuentas de cobranza dudosa	0	4,748	14,308
Provisión por desvalorización de existencias	0	8,304	10,343
Provisión por fluctuación del valor de los valores e inversiones	0	0	604
Depreciación del ejercicio	0	25,138	24,612
Provisión por pérdida en el valor de uso de los activos	0	0	0
Amortización y castigo de activos intangibles	0	97	57
Provisión para protección del medio ambiente	0	0	0
Amortización de otros activos	0	0	0
Provisiones diversas	0	19,214	8,242
Pérdida en venta de valores e inversiones permanentes	0	0	0
Pérdida en venta de inversiones en inmuebles	0	0	0
Pérdida en venta de inmuebles, maquinaria y equipo	0	0	0
Pérdida en venta de activos intangibles	0	0	0
Participación en los resultados de empresas vinculados, netas de dividendos recibidos en efectivo	0	0	0
Impuesto a la renta y participación de los trabajadores diferidos	0	0	0
Efecto acumulado por cambios en las políticas contables	0	0	0
Pérdida por activos monetarios no corrientes	0	0	0
Otros	0	21,678	21,197
Menos:			
Ajustes a la Utilidad (Pérdida) del Ejercicio	0	0	0
Utilidad en venta de valores e inversiones permanentes	0	0	0
Utilidad en venta de inversiones en inmuebles	0	0	0
Utilidad en venta de inmuebles, maquinaria y equipo	0	-3,670	-547
Utilidad en venta de activos intangibles	0	0	0
Resultado por Exposición a la Inflación	0	0	-17,237
Impuesto a la renta y participación de los trabajadores diferidos	0	-898	-1,859
Ganancia por pasivos monetarios no corrientes	0	0	0
Participación en los resultados de empresas vinculados, netas de dividendos *recibidos en efectivo*	0	-8,601	-8,358
Efecto acumulado por cambios en las políticas contables	0	0	-31
Otros	0	-6,125	-6,831
CARGOS Y ABONOS POR CAMBIOS NETOS EN LOS ACTIVOS Y PASIVOS			
(Aumento) Disminución de Cuentas por Cobrar Comerciales	0	-95,242	-32,229
(Aumento) Disminución de Cuentas por Cobrar a Vinculadas	0	0	0
(Aumento) Disminución de Otras Cuentas por Cobrar	0	1,725	3,227
(Aumento) Disminución de Activos por Instrumentos Financieros Derivados	0	0	0
(Aumento) Disminución en Existencias	0	-32,303	49,465
(Aumento) Disminución en Gastos Pagados por Anticipado	0	95	-626
Aumento (Disminución) de Cuentas por Pagar Comerciales	0	-20,943	-72,018
Aumento (Disminución) de Cuentas por Pagar a Vinculadas	0	0	0
Aumento (Disminución) de Otras Cuentas por Pagar	0	2,507	-4,932
Aumento (Disminución) de Pasivos por Instrumentos Financieros Derivados	0	0	0
Aumento (Dism) del Efectivo y Equivalente de Efectivo Provenientes de la Actividad de Operación		-65,437	10,462

	Notas	2005	2004
PRINCIPALES TRANSACCIONES QUE NO GENERARON FLUJOS DE EFECTIVO EN EL PERIODO			
Ajuste de ejercicios anteriores	0	0	0
Bienes adquiridos en operaciones de arrendamiento financiero	0	0	0
Compensación de pasivos corrientes	0	0	0
Compensación de pasivos no corrientes	0	0	0
Capitalización de acreencias u obligaciones	0	0	0
Revaluación de activos	0	0	0
Aportes de capital en bienes	0	0	0

Ferreyros S.A.A.

Ferreyros S.A.A.

FERREYROS S.A.A.
Estado de Cambios en el Patrimonio Neto
Por los periodos terminados al 30 de Setiembre del año 2005 y 2004
(En miles de nuevos soles)

de la		Capital	Capital Adicional	Acciones de Inversion	Resultados no Realizados	Excedente de Revaluacion	Reserva Legal	Otras Reservas	Resultados Acumulados	Efecto acumulado por Reexpresión a moneda extranjera	Total
101	**Saldos al 1ero. de enero de 2004**	241,278	0	0	0	10,927	1,400	0	21,323	0	274,928
102	1. Efecto acumulado de cambios en políticas contables y corrección de errores sustanciales	0	0	0	0	0	0	0	0	0	0
103	2. Distribuciones o asignaciones a reservas de utilidades efectuadas en el período	0	0	0	0	0	0	0	0	0	0
104	3. Dividendos declarados y participaciones acordados durante el período	0	0	0	0	0	0	0	-9,317	0	-9,317
105	4. Nuevos aportes de accionistas	0	0	0	0	0	0	0	0	0	0
113	5. Movimiento de prima en la colocación de acciones (aportes)	0	0	0	0	0	0	0	0	0	0
114	6. Acciones en tesorería	0	0	0	0	0	0	0	0	0	0
107	7. Incrementos o disminuciones por fusiones o escisiones	0	0	0	0	0	0	0	0	0	0
108	8. Revaluación de activos	0	0	0	0	0	0	0	0	0	0
115	9. Transferencia de excedente de revaluación realizado	0	0	0	0	0	0	0	0	0	0
109	10. Capitalización de partidas patrimoniales	9,612	0	0	0	0	0	0	-9,612	0	0
110	11. Redención de Acc. de Inversión o reducción de capital	0	0	0	0	0	0	0	0	0	0
111	12. Utilidad (Pérdida) Neta del Ejercicio	0	0	0	0	0	0	0	23,075	0	23,075
116	13. Movimiento de resultados no realizados del período	0	0	0	0	0	0	0	0	0	0
112	14. Otros incrementos o disminuciones de las partidas patrimoniales	660	0	0	0	-660	2,129	0	-2,129	0	0
ST	**Saldos al 30 de Setiembre de 2004**	**251,550**	**0**	**0**	**0**	**10,267**	**3,529**	**0**	**23,340**	**0**	**288,686**
201	**Saldos al 1ero. de enero de 2005**	251,550	0	0	0	10,267	3,529	0	27,814	0	**293,160**
202	1. Efecto acumulado de cambios en políticas contables y corrección de errores sustanciales	0	0	0	0	0	0	0	0	0	0
203	2. Distribuciones o asignaciones a reservas de utilidades efectuadas en el período	0	0	0	0	0	0	0	0	0	0
204	3. Dividendos declarados y participaciones acordados durante el período	0	0	0	0	0	0	0	-11,990	0	-11,990
205	4. Nuevos aportes de accionistas	0	0	0	0	0	0	0	0	0	0
213	5. Movimiento de prima en la colocación de acciones (aportes)	0	0	0	0	0	0	0	0	0	0
214	6. Acciones en tesorería	0	0	0	0	0	0	0	0	0	0
207	7. Incrementos o disminuciones por fusiones o escisiones	0	0	0	0	0	0	0	0	0	0
208	8. Revaluación de activos	0	0	0	0	0	0	0	0	0	0
215	9. Transferencia de excedente de revaluación realizado	0	0	0	0	0	0	0	0	0	0
209	10. Capitalización de partidas patrimoniales	14,628	0	0	0	-1,559	2,756	0	-15,824	0	1
210	11. Redención de Acc. de Inversión o reducción de capital	0	0	0	0	0	0	0	0	0	0
211	12. Utilidad (Pérdida) Neta del Ejercicio	0	0	0	0	0	0	0	18,839	0	18,839
216	13. Movimiento de resultados no realizados del período	0	0	0	0	0	0	0	0	0	0
212	14. Otros incrementos o disminuciones de las partidas patrimoniales	0	0	0	0	0	0	0	0	0	0
ST	**Saldos al 30 de Setiembre de 2005**	**266,178**	**0**	**0**	**0**	**8,708**	**6,285**	**0**	**18,839**	**0**	**300,010**

ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

ferreyros s.a.a.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

FERREYROS S.A.A.
Totales Adicionales

Codigo	Descripcion	Observaciones	2005
T010	NUMERO DE ACCIONES COMUNES EN CIRCULACION (En Unidades)	Ingresar el dato sin decimales	241980000
T020	NUMERO DE ACCIONES DE INVERSION EN CIRCULACION (En Unidades)	Ingresar el dato sin decimales	0
T030	VALOR NOMINAL DE ACCIONES COMUNES (En nuevos soles)	Ingresar a 2 decimales sin considerar el punto decimal. Ejemplo si el dato es S/ 10.00 ingresar 1000	110
T040	VALOR NOMINAL DE ACCIONES DE INVERSION (En nuevos soles)	Ingresar a 2 decimales sin considerar el punto decimal. Ejemplo si el dato es S/ 1.00 ingresar 100	0
T130	PROVISION ACUMULADA PARA CUENTAS DE COBRANZA DUDOSA (En miles de Soles)	Ingresar el dato redondeado (sin decimales)	69136
T140	PROVISION ACUMULADA POR DESVALORIZACION DE EXISTENCIAS (En miles de Soles)	Ingresar el dato redondeado (sin decimales)	16127
T150	PROVISION ACUMULADA PARA FLUCTUACION DE VALORES E INVERSIONES (En miles de Soles)	Ingresar el dato redondeado (sin decimales)	0
T080	AMORTIZACION ACUMULADA DE INTANGIBLES (En miles de Soles)	Ingresar el dato redondeado (sin decimales)	710
T170	DEPRECIACION ACUMULADA (En miles de Soles)	Ingresar el dato redondeado (sin decimales)	163368
T090	ADQUISICION DE INVERSIONES DEL EJERCICIO (En miles de nuevos soles)	Ingresar el dato redondeado (sin decimales)	0
T100	ADQUISICION DE INMUEBLES, MAQUINARIA Y EQUIPOS DEL EJERCICIO (En miles de nuevos soles)	Ingresar el dato redondeado (sin decimales)	22704
T180	REVALUACION DE ACTIVOS DEL EJERCICIO (En miles de nuevos soles)	Ingresar el dato redondeado (sin decimales)	0

ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

FERREYROS S.A.A.
Consistencia de los Estados Financieros

BALANCE GENERAL	Al 30 de Setiembre	Al 31 de Diciembre
Total Activo **IGUAL a:**	813,335	743,706
- Total Pasivo+Patrimonio	813,335	743,706
Consistencia: ==>		

ESTADO DE PERDIDAS Y GANANCIAS	Por el Periodo acumulado del 1 de Enero al 30 de Setiembre de 2005	Consistencia	Por el Periodo acumulado del 1 de Enero al 30 de Setiembre de 2004	Consistencia
Rubros que deben ser POSITIVOS				
Ventas Netas (ingresos operacionales)	697,834		641,270	
Otros Ingresos Operacionales	3,642		817	
Ingresos Financieros	16,534		13,461	
Otros Ingresos	0		0	
Rubros que deben ser NEGATIVOS				
Costo de Ventas (Operacionales)	-544,336		-508,218	
Otros costos operacionales	0		0	
Gastos de Administración	-47,570		-42,746	
Provisión por perdidas por desvalorización de activos	0		0	
Gastos de Ventas	-66,583		-67,998	
Gastos Financieros	-25,545		-21,197	
Otros Gastos	-11,805		-5,481	
Gastos Extraordinarios (neto de participaciones e impuesto a la renta)	0		0	

ESTADO DE CAMBIOS EN EL PATRIMONIO NETO	Capital	Capital adicional	Acciones de inversión	Resultados no Realizados	Excedente de Revaluación	Reserva Legal	Otras Reservas	Resultados Acumulados	Efecto acumulado por Reexpresión a moneda extranjera
Saldos iniciales de Estado de Cambios del periodo actual **IGUALES a:**	251,550	0	0	0	10,267	3,529	0	27,814	0
Saldos del Balance General del periodo anterior	251,550	0	0	0	10,267	3,529	0	27,814	0
Consistencia: ==>									
Saldos finales del Estado de Cambios del periodo actual **IGUALES a:**	266,178	0	0	0	8,708	6,285	0	18,839	0
Saldos del Balance General del periodo actual	266,178	0	0	0	8,708	6,285	0	18,839	0
Consistencia: ==>									

	Por el Periodo acumulado del 1 de Enero al 30 de Setiembre de 2005	Por el Periodo acumulado del 1 de Enero al 30 de Setiembre de 2004
Utilidad (Pérdida) Neta del Ejercicio del Estado de Cambios **IGUAL a:**	18,839	23,075
Utilidad (Pérdida) Neta del Ejercicio del Estado de Ganancias y Perdidas	18,839	23,075
Consistencia: ==>		

ESTADO DE FLUJOS DE EFECTIVO	
El saldo de efectivo y equivalentes al Inicio del Ejercicio del periodo actual **IGUAL a:**	24,041
Saldo de Caja y Bancos (posibilidad de considerar Valores negociables) del Balance General comparativo	24,041
Consistencia: ==>	
El saldo Efectivo y Equivalente de Efectivo al finalizar el Ejercicio del periodo actual **IGUAL a:**	31,537
Saldo de Caja y Bancos (posibilidad de considerar Valores negociables) del Balance General actual	31,537
Consistencia :==>	

Conciliación del Resultado Neto con el Efectivo y Equivalentes de Efectivo Provenientes de las Actividades de Operación	Del 1 de Enero de 2005 al 30 de Setiembre de 2005	Del 1 de Enero de 2004 al 30 de Setiembre de 2004
Utilidad o pérdida del ejercicio del Estado de Flujo de Efectivo **IGUAL a:**	18,839	23,075
Utilidad (perdida) neta del ejercicio del Estado de Ganancias y Pérdidas	18,839	23,075
Consistencia: ==>		
	Del 1 de Enero de 2005 al 30 de Setiembre de 2005	Del 1 de Enero de 2004 al 30 de Setiembre de 2004
Aumento (Dism.) de Efectivo y Equivalente de Efectivo de la Conciliación **IGUAL a:**	-65,437	10,462
Aumento (Dism.) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Operación.	-65,437	10,462
Consistencia (*) :==>		

(*)Si el Flujo de Efectivo se preparo por el Método indirecto no se aplica esta validación.

ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

ferreyros s.a.a.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 1991[illegible]

FERREYROS S.A.A.

NOTAS A LOS ESTADOS FINANCIEROS POR EL AÑO TERMINADO EL 30 DE SETIEMBRE DEL 2005.

1) PRINCIPIOS Y PRACTICAS CONTABLES

Los estados financieros se preparan de acuerdo con las disposiciones legales sobre la materia y con los principios de contabilidad generalmente aceptados en el Perú, que comprenden sustancialmente las Normas Internacionales de Información Financiera (NIIF) las que incorporan a las Normas Internacionales de Contabilidad (NIC), oficializadas a través de resoluciones emitidas por el Consejo Normativo de Contabilidad.

Los estados financieros del período han sido elaborados considerando los mismos principios y prácticas contables que fueron aplicados en la preparación de los estados financieros correspondientes al 2004.

Ajuste de los estados financieros para reconocer los efectos de la inflación

A través dela Resolución N° 031-2004-EF/93.01, el Consejo Normativo de Contabilidad suspendió, a partir del año 2005, el ajuste de los estados financieros para reconocer los efectos de la inflación. Los saldos ajustados por inflación al 31 de diciembre del 2004 son considerados como los saldos iniciales al 1° de enero del 2005. Este tratamiento también ha sido adoptado por las autoridades tributarias para la determinación del impuesto a la renta a partir del ejercicio 2005.

2) CUENTAS POR COBRAR COMERCIALES

Este rubro comprende:

	30-09-05		31-12-04	
	Corriente	Largo plazo	Corriente	Largo plazo
	(En miles de soles)			
Facturas y letras	263,937	28,315	165,034	31,647
Intereses diferidos	(9,432)	(4,111)	(6,892)	(2,982)
Provisión para cuentas de cobranza dudosa	(61,188)		(64,971)	
	193,317	24,204	93,171	28,665
Empresas afiliadas	8,681		8,732	
	201,998	24,204	101,903	28,665

ferreyros s.a.a. ferreyros s.a.a.

3) EXISTENCIAS

Este rubro comprende :

	30-09-05	31-12-04
	(En miles de soles)	
Máquinas, motores y automotores	97,587	94,839
Repuestos	82,356	67,040
Servicios de taller en proceso	17,356	23,730
Existencias por recibir	29,770	32,427
	227,069	218,036
Provisión para desvalorización de existencias	(16,127)	(13,948)
	210,942	204,088

El movimiento del período de la provisión para desvalorización de existencias fue el siguiente:

	30-09-05	30-09-04
	(En miles de soles)	
Saldo inicial	13,948	12,574
Adiciones del período	8,304	10,343
Aplicaciones por ventas	(6,125)	(6,233)
Otros cambios		(802)
Saldo final	16,127	15,882

4) INMUEBLES MAQUINARIA Y EQUIPO

El movimiento del rubro inmuebles, maquinaria y equipo y el de su correspondiente depreciación acumulada, es el siguiente:

	Saldos iniciales	Adiciones al costo y/o aplicadas a resultados	Ventas	Transferencias	Otros cambios	Saldos Finales
			(En miles de soles)			
Costo:						
Terrenos	49,827					49,801
Edificios y otras construcciones	73,596	314	(26)			74,636
Instalaciones	10,308	310	(156)	882		10,618
Maquinaria y equipo	112,663	1,865	(5,126)	4,919	(42)	114,280
Maquinaria y equipo - flota de alquiler	85,614	18,527	(1,511)	(12,478)		90,152
Unidades de transporte	4,732		(710)	(107)		3,915
Muebles y enseres	27,972	1,206	(92)	(20)	(16)	29,050
Trabajos en curso	2,262	482		(882)		1,862
	366,974	22,704	(7,621)	(7,249)	(495)	374,314
Depreciación acumulada :						
Edificios y otras construcciones	20,898	1,736	(26)			22,608
Instalaciones	7,439	692				8,131
Maquinaria y equipo	75,061	10,870	(1,953)	23	65	84,066
Maquinaria y equipo - flota de alquiler	21,166	9,916	(101)	(9,992)	156	21,145
Unidades de transporte	4,347	128	(709)	(106)		3,660
Muebles y enseres	22,060	1,795	(78)	(19)		23,758
	150,971	25,137	(2,867)	(10,094)	221	163,368
Provisión para desvalorización de inmueble	0	(5,966)				(5,966)
Costo neto	216,003					204,980

ferreyros s.a.

ferreyros s.a.

5) **INTERESES POR TITULOS DE DEUDA**

Los intereses devengados en el período por títulos de deuda han ascendido a S/. 18.0 millones.

6) **PATRIMONIO**

Por acuerdo de Junta General de Accionistas del 22 de marzo del 2005, se aprobó aumentar el capital social por S/.26.4 millones mediante la capitalización de ajuste por reexpresión del capital social, de reserva legal, del excedente de revaluación y de resultados acumulados.

El capital autorizado, suscrito y pagado asciende a S/.266,178,000, formalizado mediante escritura pública y representado por 241,980,000 acciones comunes de un valor nominal de S/.1.10 cada una.

Por acuerdo de Junta General de Accionistas del 22 de marzo del 2005, se aprobó la distribución de dividendos en efectivo por S/.12.0 millones.

7) **CONTINGENCIAS Y COMPROMISOS**

Al 30 de setiembre del 2005, la Compañía tiene las siguientes contingencias :

a) En febrero del 2003, la Compañía recibió una Resolución de Multa por S/.2.7 millones, incluido intereses, por supuesta omisión en el pago de la regularización del Impuesto a la Renta del año 2000. La compañía ha presentado un recurso de apelación al Tribunal Fiscal.

b) En abril del 2003 la Compañía recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas del año 2000 por un total de S/.4.5 millones, incluidos multas e intereses, sobre la cuales la Compañía presentó un recurso de apelación al Tribunal Fiscal.

c) La Compañía mantiene en proceso de reclamación, juicios por US$ 1.6 millones por concepto de indemnización por responsabilidad extracontractual iniciado por terceros.

La Gerencia de la Compañía, basada en la opinión de sus asesores legales y tributarios, considera que dichas acotaciones y juicios son improcedentes y que el resultado final sería favorable a la Compañía; por lo tanto, no ha considerado necesario registrar una provisión por estos procesos.

Ferreyros S.A.A.
VICTOR ASTETE P[illegible]
Gerente División Cont[illegible]

Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

Al 30 de setiembre del 2005, la Compañía tiene los siguientes compromisos:

a) Avales por US$ 9.8 millones y US$ 5.6 millones, que garantizan operaciones de crédito de subsidiarias y afiliadas y de operaciones de compra de terceros respectivamente.

b) Fianzas bancarias a favor de entidades financieras por US$ 3.0 millones, que garantizan transacciones diversas.

8) UTILIDAD POR ACCION

La utilidad por acción común básica ha sido determinada de la siguiente manera:

		Trimestres terminados el:		Períodos terminados el:	
		30-09-05	30-09-04	30-09-05	30-09-04
Utilidad neta	S/.	8,323,000	6,946,000	18,839,000	23,075,000
Promedio ponderado de acciones comunes en circulación		241,980,000	241,980,000	241,980,000	241,980,000
Utilidad básica por acción	S/.	0.034	0.029	0.078	0.095

La utilidad básica por acción se calcula dividiendo la utilidad neta correspondiente a los accionistas comunes entre el promedio ponderado de las acciones comunes en circulación, incluídas las acciones potenciales por emisión de acciones liberadas por capitalización, a la fecha de los estados financieros.
Por no existir las condiciones que lo justifiquen, no se ha determinado la utilidad por acción diluída; ésta se establece cuando existen acciones potenciales, las cuales corresponden principalmente a instrumentos financieros o contratos que den derecho a sus tenedores a obtener acciones comunes.

9) VENTAS NETAS Y UTILIDAD EN VENTAS

Las operaciones realizadas con empresas subsidiarias fueron las siguientes:

	Trimestres terminados el:		Períodos terminados el:	
	30-09-05	30-09-04	30-09-05	30-09-04
	(En miles soles)			
Ventas netas	2,303	3,116	15,938	9,778
Utilidad en ventas	324	450	1,491	1,316

ferreyros s.a.a. ferreyros s.a.a.

10) TRANSACCIONES CON EMPRESAS VINCULADAS

Las transacciones con subsidiarias se resumen como sigue:

	Períodos terminados el:	
	30-09-05	30-09-04
	(En miles de soles)	
Ventas de bienes:		
Orvisa S.A.	11,172	7,237
Unimaq S.A.	2,421	1,376
Motorindustria S.A.	636	412
Domingo Rodas S.A.	282	
	14,511	9,025
Ventas de Servicios:		
Motorindustria S.A.	266	473
Unimaq S.A.	324	132
Orvisa S.A.	359	32
Fiansa S.A.	460	116
Domingo Rodas S.A.	18	
	1,427	753
Total ventas de bienes y servicios	**15,938**	**9,778**
Compras de bienes:		
Unimaq S.A.	3,384	1,765
Fiansa S.A.	6,747	1,081
Orvisa S.A.	277	161
	10,408	3,007
Compras de Servicios:		
Motorindustria S.A.	16,655	16,699
Depósitos Efe S.A.	762	
Unimaq S.A.	295	
Fiansa S.A.	726	452
Orvisa S.A.	107	
	18,545	17,151
Total compras de bienes y servicios	**28,953**	**20,158**

Los ingresos provenientes de estas operaciones se encuentran gravados con Impuesto General a las Ventas e Impuesto a la Renta.

Las operaciones se realizan a valor de mercado y la forma de pago es al contado.

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19916

11) TRANSACCIONES QUE NO REPRESENTAN FLUJOS DE EFECTIVO

Las siguientes son las principales transacciones ocurridas en los períodos terminados el 30 de setiembre que no se incorporan en el estado de flujos de efectivo, debido a que no representan flujos de efectivo:

	30-09-05	30-09-04
	(En miles de soles)	
Ajustes por registro de :		
Transferencias de existencias a inmuebles, maquinaria y equipo	29,778	25,999
Transferencias de inmuebles, maquinaria y equipo a existencias	44,506	28,408

Ferreyros s.a.a.

VICT... PALMA
Gerente ... Contraloría

Ferreyros s.a.a.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915